THE SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)


                              Open Text Corporation
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                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                    683715106
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                                 (CUSIP Number)


                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     | | Rule 13d-1(b)

     | | Rule 13d-1(c)

     |X| Rule 13d-1(d)




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CUSIP No.                              13G                     Page 2 of 5 Pages
683715106

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1     Name Of Reporting Persons
      I.R.S. Identification Nos. Of Above Persons
      Helix Investments (Canada) Inc.
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2     Check The Appropriate Box If A Member Of A
        Group (See Instructions)                                     (a) |_|
                                                                     (b) |_|
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3     SEC Use Only
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4     Citizenship Or Place Of Organization
      Ontario, Canada
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                5     Sole Voting Power
 NUMBER OF            589,442
                ----------------------------------------------------------------
  Shares        6     Shared Voting Power
Beneficially          0
                ----------------------------------------------------------------
 Owned By       7     Sole Dispositive Power
   Each               589,442
                ----------------------------------------------------------------
 Reporting      8     Shared Dispositive Power
Person With           0
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9     Aggregate Amount Beneficially Owned By Each Reporting Person
      589,442
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10    Check If The Aggregate Amount In Row (9) Excludes Certain Shares
        (See Instructions)

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11    Percent Of Class Represented By Amount In Row 9
      1.5%
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12    Type Of Reporting Person (See Instructions)
      CO
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CUSIP No.                              13G                     Page 3 of 5 Pages
683715106

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Item 1  (a)   Name of Issuer:
              Open Text Corporation

Item 1  (b)   Address of Issuer's Principal Executive Offices:
              185 Columbia Street West, Waterloo, Ontario N2L 5Z5

Item 2  (a)   Name of Person Filing:
              Helix Investments (Canada) Inc.

Item 2  (b)   Address of Principal Business Office or, if None, Residence:
              20 Great George Street, Charlottetown, Prince Edward Island
              C1A 7L1

Item 2  (c)   Citizenship:
              Canada

Item 2  (d)   Title of Class of Securities:
              Common Stock

Item 2  (e)   CUSIP Number:
              683715106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
              Not applicable

Item 4.       Ownership.

              (a) Amount beneficially owned:
                  589,442 shares of Common Stock

                  Mr. Steven J. Sadler is a director of the Issuer and a director and Chairman of the board of directors of Helix Investments (Canada) Inc. Mr. Sadler disclaims beneficial ownership of the Issuer's shares held by Helix Investments (Canada) Inc.

              (b) Percent of class:
                  1.5%

              (c) Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote
                                589,442 shares of Common Stock

                  (ii)   Shared power to vote or to direct the vote
                                0 shares of Common Stock

                  (iii)  Sole power to dispose or to direct the disposition of
                                589,442 shares of Common Stock

                  (iv)   Shared power to dispose or to direct the disposition of
                                0 shares of Common Stock

Item 5.       Ownership of Five Percent or Less of a Class.

              If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]



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CUSIP No.                              13G                     Page 4 of 5 Pages
683715106

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Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
              Not applicable

Item 8.       Identification and Classification of Members of the Group.
              Not applicable

Item 9.       Notice of Dissolution of Group.
              Not applicable

Item 10.      Certifications.
              Not applicable


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CUSIP No.                              13G                     Page 5 of 5 Pages
683715106

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                   March 1, 2004
                                     -------------------------------------------
                                                       (Date)

                                                    /s/ May Anis
                                     -------------------------------------------
                                                    (Signature)


                                               May Anis, Secretary-Treasurer
                                     -------------------------------------------
                                                    (Name/Title)